Exhibit 99.1
Appendix 3Y
Change of Director’s Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity   James Hardie Industries N.V.

ARBN   097 829 895 Incorporated in The Netherlands. The liability of members is limited.

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr John D. Barr

Date of last notice	18 September 2003

Part 1 — Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Direct Interest

Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.

Date of change	3 December 2004

No. of securities held prior to change	21,000 CUFS held by National Nominees Ltd for John & Monique Barr trust.

Class	CUFS

Number acquired	1,068 CUFS are all subject to voluntary escrow until 4 December 2006.

Number disposed	Nil

+ See chapter 19 for defined terms.

11/3/2002	Appendix 3Y Page 1

Appendix 3Y
Change of Director's Interest Notice

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	A$5.94 per CUFS.

No. of securities held after change	21,000 CUFS held by National Nominees Ltd for J & M Barr trust. 1,068 CUFS (subject to voluntary escrow until 4 December 2006).

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	2004 allotment under Supervisory Board Share Plan.

Part 2 — Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	Not applicable

Nature of interest	Not applicable

Name of registered holder (if issued securities)	Not applicable

Date of change	Not applicable

No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	Not applicable

Interest acquired	Not applicable

Interest disposed	Not applicable

Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	Not applicable

Interest after change	Not applicable

+    See chapter 19 for defined terms.

11/3/2002	Appendix 3Y Page 2

Appendix 3Y
Change of Director’s Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity   James Hardie Industries N.V.

ARBN   097 829 895 Incorporated in The Netherlands. The liability of members is limited.

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr Michael R. Brown

Date of last notice	22 August 2003

Part 1 — Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct interest	Direct Interest

Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.

Date of change	3 December 2004

No. of securities held prior to change	12,901 CUFS of which 1,260 CUFS are subject to voluntary escrow until 22 August 2005.

Class	CUFS

Number acquired	1,068 CUFS all are subject to voluntary escrow until 4 December 2006.

Number disposed	Nil

Value/Consideration Name: If consideration is non-cash, provide details and estimated valuation.	A $5.94 per CUFS.

+    See chapter 19 for defined terms.

11/3/2002	Appendix 3Y Page 1

Appendix 3Y
Change of Director's Interest Notice

No. of securities held after change	13,969 CUFS (1,260 are subject to voluntary escrow until 22 August 2005; 1,068 subject to voluntary escrow until 4 December 2006).

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	2004 allotment under Supervisory Board Share Plan.

Part 2 — Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	Not applicable

Nature of interest	Not applicable

Name of registered holder (if issued securities)	Not applicable

Date of change	Not applicable

No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	Not applicable

Interest acquired	Not applicable

Interest disposed	Not applicable

Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	Not applicable

Interest after change	Not applicable

+    See chapter 19 for defined terms.

11/3/2002	Appendix 3Y Page 2

Appendix 3Y
Change of Director’s Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity   James Hardie Industries N.V.

ARBN   097 829 895 Incorporated in The Netherlands. The liability of members is limited.

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr Peter S. Cameron

Date of last notice	22 August 2003

Part 1 — Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Direct Interest

Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.

Date of change	3 December 2004

No. of securities held prior to change	11,602 CUFS of which 1,260 CUFS are subject to voluntary escrow until 22 August 2005.

Class	CUFS

Number acquired	2,117 CUFS of which 1,068 CUFS are subject to voluntary escrow until 4 December 2006.

Number disposed	Nil

+    See chapter 19 for defined terms.

11/3/2002	Appendix 3Y Page 1

Appendix 3Y
Change of Director's Interest Notice

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	A$5.94 per CUFS.

No. of securities held after change	13,719 CUFS (1,260 CUFS are subject to voluntary escrow until 22 August 2005; 1,068 CUFS are subject to voluntary escrow until 4 December 2006).

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	2004 allotment under Supervisory Board Share Plan.

Part 2 — Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	Not applicable

Nature of interest	Not applicable

Name of registered holder (if issued securities)	Not applicable

Date of change	Not applicable

No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	Not applicable

Interest acquired	Not applicable

Interest disposed	Not applicable

Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	Not applicable

Interest after change	Not applicable

+    See chapter 19 for defined terms.

11/3/2002	Appendix 3Y Page 2

Appendix 3Y
Change of Director’s Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity   James Hardie Industries N.V.

ARBN   097 829 895 Incorporated in The Netherlands. The liability of members is limited.

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr Gregory J. Clark

Date of last notice	22 August 2003

Part 1 — Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Direct Interest

Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.

Date of change	3 December 2004

No. of securities held prior to change	12,290 CUFS of which 1,260 CUFS are subject to voluntary escrow until 22 August 2005.

Class	CUFS

Number acquired	1,068 CUFS all are subject to voluntary escrow until 4 December 2006.

Number disposed	Nil

+    See chapter 19 for defined terms.

11/3/2002	Appendix 3Y Page 1

Appendix 3Y
Change of Director's Interest Notice

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	A$5.94 per CUFS.

No. of securities held after change	13,358 CUFS (1,260 CUFS are subject to voluntary escrow until 22 August 2005; 1,068 CUFS are subject to voluntary escrow until 4 December 2006).

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	2004 Allotment under Supervisory Board Share Plan.

Part 2 — Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	Not applicable

Nature of interest	Not applicable

Name of registered holder (if issued securities)	Not applicable

Date of change	Not applicable

No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	Not applicable

Interest acquired	Not applicable

Interest disposed	Not applicable

Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	Not applicable

Interest after change	Not applicable

+    See chapter 19 for defined terms.

11/3/2002	Appendix 3Y Page 2

Appendix 3Y
Change of Director’s Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity   James Hardie Industries N.V.

ARBN   097 829 895 Incorporated in The Netherlands. The liability of members is limited.

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr Michael J. Gilfillan

Date of last notice	22 August 2003

Part 1 — Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Direct Interest

Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.

Date of change	3 December 2004

No. of securities held prior to change	2,901 CUFS direct (1,260 are subject to voluntary escrow until 22 August 2005). 50,000 CUFS held by Westpac Custodian Nominees Ltd for M & S Gilfillan trust.

Class	CUFS

Number acquired	1,068 CUFS -all are subject to voluntary escrow until 4 December 2006.

Number disposed	Nil

+    See chapter 19 for defined terms.

11/3/2002	Appendix 3Y Page 1

Appendix 3Y
Change of Director's Interest Notice

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	A$5.94 per CUFS.

No. of securities held after change	3,969 CUFS direct (1,260 are subject to voluntary escrow until 22 August 2005; 1,068 are subject to voluntary escrow until 4 December 2006.
50,000 CUFS held by Westpac Custodian Nominees Ltd for M & S Gilfillan trust.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	2004 allotment under Supervisory Board Share Plan.

Part 2 — Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	Not applicable

Nature of interest	Not applicable

Name of registered holder (if issued securities)	Not applicable

Date of change	Not applicable

No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	Not applicable

Interest acquired	Not applicable

Interest disposed	Not applicable

Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	Not applicable

Interest after change	Not applicable

+    See chapter 19 for defined terms.

11/3/2002	Appendix 3Y Page 2

Appendix 3Y
Change of Director’s Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity   James Hardie Industries N.V.

ARBN   097 829 895 Incorporated in The Netherlands. The liability of members is limited.

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Ms Meredith Hellicar

Date of last notice	22 August 2003

Part 1 — Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Direct Interest

Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.

Date of change	3 December 2004

No. of securities held prior to change	7,934 CUFS of which 1,260 CUFS are subject to voluntary escrow until 22 August 2005.

Class	CUFS

Number acquired	2,117 CUFS of which 1,068 CUFS are subject to voluntary escrow until 4 December 2006.

Number disposed	Nil

+    See chapter 19 for defined terms.

11/3/2002	Appendix 3Y Page 1

Appendix 3Y
Change of Director's Interest Notice

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	A$5.94 per CUFS

No. of securities held after change	10,051, CUFS (1,260 are subject to voluntary escrow until 22 August 2005; 1,068 are subject to voluntary escrow until 4 December 2006).

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	2004 allotment under Supervisory Board Share Plan.

Part 2 — Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	Not applicable

Nature of interest	Not applicable

Name of registered holder (if issued securities)	Not applicable

Date of change	Not applicable

No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	Not applicable

Interest acquired	Not applicable

Interest disposed	Not applicable

Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	Not applicable

Interest after change	Not applicable

+    See chapter 19 for defined terms.

11/3/2002	Appendix 3Y Page 2

Appendix 3Y
Change of Director’s Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity   James Hardie Industries N.V.

ARBN   097 829 895 Incorporated in The Netherlands. The liability of members is limited.

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr James R.H. Loudon

Date of last notice	22 August 2003

Part 1 — Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct interest	Direct Interest

Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.

Date of change	3 December 2004

No. of securities held prior to change	3,480 CUFS of which 1,260 CUFS are subject to voluntary escrow until 22 August 2005.

Class	CUFS

Number acquired	2,117 CUFS of which 1,068 CUFS are subject to voluntary escrow until 4 December 2006.

Number disposed	Nil

+    See chapter 19 for defined terms.

11/3/2002	Appendix 3Y Page 1

Appendix 3Y
Change of Director's Interest Notice

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	A$5.94 per CUFS.

No. of securities held after change	5,597 CUFS (1,260 CUFS are subject to voluntary escrow until 22 August 2005; 1,068 CUFS are subject to voluntary escrow until 4 December 2006).

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	2004 allotment under Supervisory Board Share Plan.

Part 2 — Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	Not applicable

Nature of interest	Not applicable

Name of registered holder (if issued securities)	Not applicable

Date of change	Not applicable

No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	Not applicable

Interest acquired	Not applicable

Interest disposed	Not applicable

Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	Not applicable

Interest after change	Not applicable

+    See chapter 19 for defined terms.

11/3/2002	Appendix 3Y Page 2

Appendix 3Y
Change of Director’s Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity   James Hardie Industries N.V.

ARBN   097 829 895 Incorporated in The Netherlands. The liability of members is limited.

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr Donald G. McGauchie

Date of last notice	22 August 2003

Part 1 — Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Direct Interest

Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.

Date of change	3 December 2004

No. of securities held prior to change	3,000 CUFS as trustee of superannuation fund. 1,743 CUFS (1,260 CUFS are subject to voluntary escrow until 22 August 2005.

Class	CUFS

Number acquired	1,068 CUFS all are subject to voluntary escrow until 4 December 2006.

Number disposed	Nil

+    See chapter 19 for defined terms.

11/3/2002	Appendix 3Y Page 1

Appendix 3Y
Change of Director's Interest Notice

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	A$5.94 per CUFS.

No. of securities held after change	3,000 CUFS as trustee of superannuation fund. 2,811 CUFS (1,260 CUFS are subject to voluntary escrow until 22 August 2005; 1,068 CUFS are subject to voluntary escrow until 4 December 2006).

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	2004 allotment under Supervisory Board Share Plan.

Part 2 — Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	Not applicable

Nature of interest	Not applicable

Name of registered holder (if issued securities)	Not applicable

Date of change	Not applicable

No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	Not applicable

Interest acquired	Not applicable

Interest disposed	Not applicable

Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	Not applicable

Interest after change	Not applicable

+    See chapter 19 for defined terms.

11/3/2002	Appendix 3Y Page 2